Exhibit 99.39

For Immediate Release	June 4, 2020

The Valens Company Announces Custom Manufacturing Agreement with Next Generation Product Innovator, Verse Cannabis, To Launch Largest, Ultra Premium Concentrate Offering in Canada

•	Under the initial five-year agreement, The Valens Company will manufacture a range of innovative, new products, including hydrocarbon-derived crumble, one of first such entries into the Canadian legal market.

•	Two initial product lines will be launched. First, the Verse Concentrates line will be introduced with crumble and an innovation-led product pipeline. The second line to launch, Verse Originals, will include high-quality vapes and oils with unique terpene profiles at great value price points.

•	The new partnership will leverage SōRSE by Valens emulsion and other proprietary technologies.

Kelowna, B.C., June 4, 2020 – Valens GroWorks Corp. (TSX: VLNS) (OTCQX: VLNCF) (“Valens” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products, today announced a custom manufacturing agreement with Verse Cannabis (“Verse”), a group of innovators focused on bringing to market cutting-edge product formulations rooted in cannabinoid science.

Under the initial five-year agreement, The Valens Company will manufacture and distribute a range of next generation products, such as hydrocarbon-derived crumble— a much-anticipated product by experienced consumers, as well as one of the first entries into the Canadian legal market. The first line of products will be manufactured under the brand Verse Originals, which will include a range of high-quality essential products, such as vapes and oils. To follow, the Company will produce and manufacture a line of innovative formats under the brand Verse Concentrates, including live resin vape pens and various water-based products leveraging SōRSE by Valens emulsion technology. Under the terms of the custom manufacturing agreement, The Valens Company will pay Verse royalties over the five-year term. More information on the Verse product lines can be found here.

“We are excited to develop new, long-awaited products with a brand that values quality and innovation as much as we do,” said Tyler Robson, Chief Executive Officer of The Valens Company. “In partnership with Verse, we will be introducing a wide assortment of reimagined cannabis products yet to be seen in the legal Canadian market, but very much in line with the expectations of experienced cannabis users.”

Vape and concentrate product formats continue to present a significant market growth opportunity and generate a substantial portion of cannabis sales in North America. In 2019, the vape and concentrate product categories represented 33 percent of total sales in mature markets like California and Colorado. In Colorado, sales growth in these product categories has outperformed the growth in the flower category, being responsible for more than 50 percent of total sales growth from 2016 to 2019. Furthermore, concentrates alone make up for 14 percent of sales in Colorado’s legal market.1

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

Due to Canada’s phased rollout, the illicit market for concentrates continues to thrive and outperform these products in the legal cannabis market. Manufacturing popular, advanced products with Verse can put into motion an important consumer migration opportunity from the illicit market that The Valens Company hopes to bring to life with this partnership.

Robson added, “Concentrates have a long history in Canada, albeit in the illicit market. We now see a genuine opportunity to offer popular products, redeveloped based on the highest standards and our proprietary hydrocarbon processes. Over the last three years, The Valens Company has created a state-of-the-art platform that holds the highest regulatory certifications for hydrocarbon extraction. Our proprietary technologies, knowledge, and mass production capabilities will be used to create premium concentrate products that will satisfy a large void in Canada’s current legal market.”

Source:

1 Headset Inc. Cannabis Intelligence

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction Company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

About Verse

Introducing Verse…

There is a clear need in the marketplace for Verse. On the one hand, beautifully branded and marketed flower- based brands line the shelves of cannabis stores nationwide. On the other hand, quality-obsessed craft products, fill the needs of those demanding more, but at a high price.

This is where the idea for Verse was born. An assortment of the highest quality cannabinoid-based Gen2 products accessible to all. A brand whose North Star would always be innovation and quality but values like realness and honesty would trump frills and gimmicks.

Like the verse of a song or poem, where creativity follows the rules of rhythm to become attractive to its listener, so does Verse, combining creative innovation with the rules of science to engineer extraordinary experiences for consumers.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

+1.647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

+1.212.896.1233 / +1.212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

+1.212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel ban, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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